Exhibit 99.2

THE TORONTO-DOMINION BANK
EARNINGS COVERAGE ON SUBORDINATED NOTES AND DEBENTURES,
LIABILITIES FOR PREFERRED SHARES AND CAPITAL TRUST SECURITIES, AND PREFERRED SHARES CLASSIFIED AS EQUITY
FOR THE TWELVE MONTHS ENDED JANUARY 31, 2011

The Bank’s dividend requirements on all its outstanding preferred shares in respect of the twelve months ended January 31, 2011 and adjusted to a before-tax equivalent using an effective tax rate of 22.3% for the twelve months ended January 31, 2011, amounted to $244.7 million for the twelve months ended January 31, 2011. The Bank’s interest requirements on all subordinated notes and debentures and liabilities for preferred shares and capital trust securities, after adjustment for new issues and retirement, amounted to $934.3 million for the twelve months ended January 31, 2011. The Bank’s reported net income, before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes was $7,032 million for the twelve months ended January 31, 2011, which was 6.0 times the Bank’s aggregate dividend and interest requirement for this period.
    On an adjusted basis, the Bank’s net income before interest on subordinated debt and liabilities for preferred shares and capital trust securities and income taxes for the twelve months ended January 31, 2011 was $7,620 million, which was 6.5 times the Bank’s aggregate dividend and interest requirement for this period.
    The Bank’s financial results are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Bank refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note, and related terms used herein are not defined terms under GAAP, and, therefore, may not be comparable to similar terms used by other issuers. Please see the “How we Performed - How the Bank Reports” section of the Bank’s Q1, 2011 MD&A for a reconciliation between the Bank’s reported and adjusted results.